Exhibit 21.1

SUBSDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorportion or Orgainzation
Sciele Pharma Sales, Inc.	Delaware
Sciele Pharma Cayman Limited	Cayman
Sciele Pharma Ireland Limited	Ireland
Sciele Pharma (Cyprus) Limited	Cyprus
Sciele Pharma Netherlands, B.V.	Netherlands